SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

C3is INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y18284 102

(CUSIP Number)

Imperial Petroleum Inc.

Attn: Harry N. Vafias

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

011 30210 625 0001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With Copies To:

Finn Murphy, Esq.

Goodwin Procter LLP

620 Eighth Avenue

New York, New York 10018

(212) 459-7257

July 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y18284 102	13D

1	NAME OF REPORTING PERSONS Imperial Petroleum Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,285,714
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,285,714
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,285,714
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 64.3%*
14	TYPE OF REPORTING PERSON (see instructions) CO

*

Based on 7,949,932 shares of common stock, par value $0.01 per share (the “Common Stock”), of C3is Inc. outstanding (after the exercise of all previously outstanding pre-funded warrants), and a Series A Convertible Preferred Stock conversion price of $1.05. This excludes 4,765,000 shares of Common Stock issuable upon exercise of Class A Warrants to purchase shares of Common Stock at an exercise price of $1.05 per share.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of C3is Inc., a Marshall Islands corporation (the “Issuer”). The principal executive office of the Issuer is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

Item 2.	Identity and Background

(a). This statement on Schedule 13D is being filed by Imperial Petroleum Inc., a Marshall Islands corporation (“Imperial Petroleum” or the “Reporting Person”).

(b), (c) and (f). The address of the principal business and principal office of Imperial Petroleum is 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. The principal business and occupation of Imperial Petroleum is marine transportation. Current information concerning the identity and background of each of the executive officers and directors of Imperial Petroleum is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d), (e). During the last five years, none of Imperial Petroleum, nor to the best of its knowledge, any Covered Person, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On June 21, 2023, Imperial Petroleum effected a spin-off distribution (the “Spin-Off Distribution”) of all of the 3,182,932 outstanding shares of Common Stock of the Issuer, which was formed to act as the holding company for two drybulk carriers owned by Imperial Petroleum, to stockholders and warrantholders of Imperial Petroleum as of the close of business on June 13, 2023.

Immediately prior to the Spin-Off Distribution, in exchange for the contribution to the Issuer of the entities owning the two drybulk carriers comprising the Issuer’s initial fleet and $5,000,000 for working capital, on June 21, 2023, Imperial Petroleum received all of the Issuer’s issued and outstanding Common Stock and all 600,000 shares of the Issuer’s issued and outstanding Series A Convertible Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share (the “Series A Convertible Preferred Stock”). The Series A Convertible Preferred Stock has a cumulative dividend accruing at the rate of 5.0% per annum per liquidation preference of $25.00 per share, which may be paid in cash or, at the Issuer’s election, shares of Common Stock, quarterly in arrears. The Series A Convertible Preferred Stock will be convertible, commencing September 19, 2023, into Common Stock at the holder’s option, at a conversion price equal to 150% of the volume weighted average price per Common Share over the five consecutive trading day period commencing on the trading day immediately succeeding the June 21, 2023, original issue date of the Series A Convertible Preferred Stock (adjusted for any stock splits, reverse stock splits or stock dividends), which was $2.3340 per share. The conversion price is adjusted to the lowest price of issuance of common stock by the Issuer in any registered offering of common stock after the original issuance of Series A Convertible Preferred Stock on June 21, 2023, and, accordingly, has been adjusted to $1.05, the offering price to the investor of the units, comprised of one share of Common Stock and one Class A Warrant to purchase one share of Common Stock for $1.05 per share, in the Issuer’s registered public offering consummated on July 5, 2023. A copy of the form of Lockup Agreement entered into by the Reporting Person and each of the Covered Persons in connection with such offering is filed as Exhibit 3 and is incorporated herein by reference. The Series A Convertible Preferred Stock entitles Imperial Petroleum to the right to cast a number of votes for any matters on which the Issuer’s stockholders are entitled to vote equal to the number of shares of Common Stock into which such shares are convertible multiplied by 30, subject to certain limitations that will prevent Imperial Petroleum from exercising more than 49.99% of the aggregate voting power derived from any voting security then held by Imperial Petroleum on any matter put to stockholders of the Issuer.

Harry N. Vafias, the Chairman, Chief Executive Officer and President of Imperial Petroleum, is the Non-Executive Chairman of the Issuer and is the beneficial owner of 100,856 shares of Common Stock as of the date hereof. John Kostoyannis and George Xiradakis, each a director of Imperial Petroleum, are each a director of the Issuer and own 12 and nil shares of Common Stock, respectively, as of the date hereof. All of these shares of Common Stock were acquired by such persons in the Spin-Off Distribution.

Item 4.	Purpose of Transaction.

The Reporting Person invested in the securities described in this Schedule 13D in connection with the Spin-Off Distribution, and intends to review its investment in the Issuer on a continuing basis. The Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions the Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Mr. Vafias serves as the Non-Executive Chairman of the Issuer and John Kostoyannis and George Xiradakis each serve as directors of the Issuer and therefore these Covered Persons regularly engage in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Person may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Person may undertake with respect to its investment in the Issuer or the operations and conduct of the Issuer’s business will be dependent upon the Reporting Person’s review of numerous factors, including those listed above, and the Reporting Person specifically reserves the right to change its intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of Imperial Petroleum to Rows (7) through (11) of the cover page of this Schedule are incorporated herein by reference.

Except as set forth herein, neither Imperial Petroleum nor, to the knowledge of Imperial Petroleum, the Covered Persons beneficially own any Common Stock as of the date of this filing.

(c) The information set forth in Item 3 is hereby incorporated herein by reference. Other than as set forth in this Schedule, neither Imperial Petroleum nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction in any Common Stock during the past 60 days.

(d) No other person is known to Imperial Petroleum to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the relationships described above and in the responses to Items 4 and 5 herein, none of the Reporting Person, nor, to the best of its knowledge, any Covered Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Document

Exhibit 1	Contribution and Distribution Agreement between C3is Inc. and Imperial Petroleum Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on May 17, 2023)

Exhibit 2	Statement of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on June 26, 2023)

Exhibit 3	Form of Lockup Agreement with Maxim Group LLC

[The remainder of this page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2023

IMPERIAL PETROLEUM INC.

By:	/s/ Harry N. Vafias
Harry N. Vafias
Chief Executive Officer

Annex A

IMPERIAL PETROLEUM INC.

331 Kifissias Avenue

Erithrea 14561

Athens, Greece

Directors and Executive Officers of Imperial Petroleum Inc.

Name	Position	Principal Occupation	Business Address	Citizenship
Harry N. Vafias	Chairman, Chief Executive Officer and President	Chairman, Chief Executive Officer and President of Imperial Petroleum Inc. and Chief Executive Officer, President and director of StealthGas Inc. and Non-Executive Chairman of C3is Inc.	c/o 331 Kifissias Avenue Erithrea 14561 Athens, Greece	Greece

Ifigeneia Sakellari	Chief Financial Officer	Chief Financial Officer of Imperial Petroleum Inc.	c/o 331 Kifissias Avenue Erithrea 14561 Athens, Greece	Greece

John Kostoyannis	Director	Shipping Broker	331 Kifissias Avenue Erithrea 14561Athens, Greece	Greece

George Xiradakis	Director	Shipping Consultant	331 Kifissias Avenue Erithrea 14561 Athens, Greece	Greece

As reported under Item 3, Messrs. Vafias, Kostoyannis and Xiradakis are each directors of C3is Inc.